SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Final Amendment)

CPG Focused Access Fund, LLC
(Name of Issuer)

CPG Focused Access Fund, LLC

(Name of Person(s) Filing Statement)

Class F1, Class F2, Class A and Class I Units of Limited Liability Company Interest
(Title of Class of Securities)

N/A

(CUSIP Number of Class of Securities)

Michael Mascis

c/o Central Park Advisers, LLC

660 Fifth Avenue

New York, New York 10103

(212) 317-9200

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:

Stuart H. Coleman, Esq.
Proskauer Rose LLP
Eleven Times Square
New York, New York 10036
(212) 969-3000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

ITEMS 1-9, AND 11.

This Final Amendment relates to the Issuer Tender Offer Statement on Schedule TO (the "Statement") originally filed on May 1, 2024 by CPG Focused Access Fund, LLC (the "Fund") in connection with an offer (the "Offer") by the Fund to purchase up to $242,983,000 of units of limited liability company interest of the Fund ("Units") on the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal. Copies of the Offer to Purchase and Letter of Transmittal were previously filed as Exhibits (a)(1)(ii) and (a)(1)(iii) to the Statement.

This is the Final Amendment to the Statement and is being filed to report the results of the Offer. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Offer to Purchase.

The following information is furnished pursuant to Rule 13e-4(c)(4):

1.            The Offer expired at the end of the day on May 31, 2024, at 12:00 midnight, New York time.

2.            $20,587,806 of Units were validly tendered and not withdrawn prior to the expiration of the Offer, and all of those Units were accepted for purchase, and paid for, by the Fund in accordance with the terms of the Offer.

ITEM 12(b).	Filing Fees.

Filing Fee Exhibit.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CPG FOCUSED ACCESS Fund, LLC

	By:	/s/ Michael Mascis
	Name:	Michael Mascis
	Title:	Authorized Signatory

September 30, 2024

EXHIBIT INDEX

Exhibit

Filing Fee Exhibit.